

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2013

Via E-mail
Ilya Cantor
Chief Financial Officer
EPAM Systems, Inc.
41 University Drive, Suite 202
Newton, PA 18940

> **Re:** **EPAM Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-35418**

Dear Mr. Cantor:

We have reviewed your letter dated February 13, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 29, 2013.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

1. We have reviewed your proposed expanded disclosures in response to prior comment 1. It does not appear that this disclosure includes any MD&A over the material changes in percentages and trends in segment operating profit and losses compared to segment revenues. Given the unique business practices of your geographical reportable segments, it continues to appear that you should include this discussion in your results of operations by segment in your MD&A. See Section III.F.1 of SEC Release 33-6835.

Ilya Cantor
EPAM Systems, Inc.
February 28, 2013
Page 2

2.   We note your proposed expanded disclosures in response to prior comments 1 and 2. Your response indicates that you present and discuss your revenues by client location which differs from your segment information. Further, your response states that client location is based on managerial responsibility for a particular client regardless of client location. Please explain in greater detail how you determined that client location is not the basis for your segment disclosures. Refer to FASB ASC 280-10-50-1 through 50-9.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D. Wilson
                                        Sr. Asst. Chief Accountant